Attachment
Item 77C
Form NSAR-B

Results of Shareholder Meeting

A special meeting of the shareholders of the Fund was held on November 8, 2010.

The matters voted on by the shareholders of record as of September 9, 2010 were related to changes in the Funds fundamental investment restrictions and the election of Mark H. Taylor as a Director. The number of shares outstanding for the Fund as of the record date was 8,068,511.

With respect to the proposal to change the Funds fundamental investment restrictions, the results of the vote were as follows:



Votes for

5,552,008

Votes against

6,822

Votes abstained

11,483

With respect to the proposal to elect Mr. Taylor as a Director, the results of the vote were as follows:



Votes for

7,293,709

Votes against

61,849

Votes abstained

-